Exhibit 3.11

Certificate of Validation

of

CERTIFICATE OF AMENDMENT

to

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

Sunesis pharmaceuticals, Inc.

Sunesis Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), does hereby certify that:

First:

A.The potentially defective corporate acts that are the subject of this Certificate of Validation are (i) the filing of, and the amendment effected by, the Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Corporation (the “Amendment”) filed with the Office of the Secretary of State of the State of Delaware (the “State Office”) on September 7, 2016 and (ii) the combination and reclassification of each six outstanding shares of the Corporation’s Common Stock, par value $0.0001 per share (the “Common Stock”), into one share of Common Stock of the Corporation (the “Reverse Split”), which resulted in the combination of all of the shares of Common Stock of the Corporation outstanding immediately prior to the effectiveness of the Reverse Split into a total of 14,502,346 shares of Common Stock of the Corporation upon the effectiveness of the Reverse Split (together, the “Corporate Acts”).

B.The date of the Corporate Acts was as follows:  the Amendment was filed with the State Office, and the Reverse Split was effected, on September 7, 2016.

C.The nature of the failures of authorization in respect of the Corporate Acts is:

•

The Amendment was submitted to the Corporation’s stockholders for their approval at the Corporation’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”).  At the 2016 Annual Meeting, the Corporation’s inspector of elections determined that the proposal to approve the Amendment received the requisite stockholder approval.  Based on that determination, the

Corporation filed the Amendment with the State Office on September 7, 2016 and effected the Reverse Split on September 7, 2016.
•

As part of the determination that the Amendment received the requisite stockholder approval, votes cast by nominees/brokers without instruction from the beneficial owners of certain of the Corporation’s outstanding shares were counted as votes in favor of the adoption of the Amendment (the “Broker Votes”).  The voting of these shares by the nominees/brokers without instruction from the beneficial owners was inconsistent with certain statements made in the Corporation’s proxy materials for its 2016 Annual Meeting, which stated that such a nominee/broker would not have discretion to vote on the proposal to approve the Amendment without instruction from the respective beneficial owner and that the failure of a beneficial owner to provide his, her or its broker/nominee with instruction regarding to how to vote on the Amendment would have the same effect as casting a vote “against” the Amendment.

•

If the Broker Votes were counted as votes “against” the proposal to approve the Amendment, the Amendment would not have been approved by the holders of a majority of the outstanding shares of the Common Stock, as required by Section 242 of the Delaware General Corporation Law (the “DGCL”).

Second:  The Corporate Acts were ratified in accordance with Section 204 of the DGCL.  The Board of Directors of the Corporation ratified the Corporate Acts on March 20, 2018, pursuant to a duly adopted resolution.  The stockholders of the Corporation approved the ratification of the Corporate Acts on June 6, 2018 at a meeting of stockholders.

Third:  A Certificate of Amendment to Amended and Restated Certificate of Incorporation of Sunesis Pharmaceuticals, Inc. (the “Prior Certificate”) was previously filed with the State Office under Section 103 of the DGCL on September 7, 2016 in respect of the Corporate Acts.  No changes to the Prior Certificate are required to give effect to the Corporate Acts in accordance with Section 204 of the DGCL.

Fourth:  A copy of the Prior Certificate is attached as Attachment 1 to this Certificate of Validation.

[Signature Page Follows]

In witness whereof, the undersigned has caused this Certificate of Validation to be signed by its duly authorized officer on the date set forth below.

SUNESIS PHARMACEUTICALS, Inc.

By:	/s/ Dayton Misfeldt
Name:	Dayton Misfeldt
Title:	Interim Chief Executive Officer
Date:	June 6, 2018

attachment 1

CERTIFICATE OF amendment

to

amended and restated certificate of incorporation

[See attached.]

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF SUNESIS PHARMACEUTICALS, INC.

Sunesis Pharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: The name of the Corporation is Sunesis Pharmaceuticals, Inc.

SECOND: The original name of this corporation was Mosaic Pharmaceuticals, Inc., and the date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was February 10, 1998.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending Article IV, Paragraph A of its Amended and Restated Certificate of Incorporation to read in its entirety as follows:

“A. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is four hundred ten million (410,000,000) shares, four hundred million (400,000,000) shares of which shall be Common Stock and ten million (10,000,000) shares of which shall be Preferred Stock. The Common Stock shall have a par value of $0.0001 per share and the Preferred Stock shall have a par value of $0.0001 per share.

Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment to the Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware (the “Effective Time”), each six (6) shares of the Corporation’s Common Stock, par value $0.0001 per share, issued and outstanding prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.0001 per share, of the Corporation. No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock shall, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, be entitled to receive cash for such holder’s fractional share based upon the closing sales price of the Corporation’s Common Stock as reported on the NASDAQ Capital Market on the date this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation is filed with the Secretary of State of the State of Delaware.”

FOURTH: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly adopted and approved in accordance with the provisions of Section 242 of the General Corporate Law of the State of Delaware at the annual meeting of the stockholders of the Corporation.

* * * * *

IN WITNESS WHEREOF, Sunesis Pharmaceuticals, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer as of September 7, 2016.

Sunesis Pharmaceuticals, Inc.

By:	/s/ Daniel N. Swisher, Jr.

Name:	Daniel N. Swisher, Jr.

Title:	Chief Executive Officer and President